UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):
April 1, 2012

FelCor Lodging Trust Incorporated

(Exact Name of Registrant as Specified in Charter)

Maryland		**75-2541756**
(State or other jurisdiction of incorporation)	**001-14236** (Commission File Number)	(I.R.S. Employer Identification Number)

545 E. John Carpenter Frwy.
Suite 1300
Dallas, TX
(Address of principal
executive offices)

75062
(Zip code)

(972) 444-4900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act

Soliciting material pursuant to Rule 14a-12 under the Exchange Act

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(b)   On April 1, 2012, Lester C. Johnson, Senior Vice President and Chief Accounting Officer of FelCor Lodging Trust Incorporated ("FelCor"), left the company.

(c)   On April 1, 2012, Jeffrey D. Symes, age 46, was promoted to Senior Vice President, Chief Accounting Officer and Controller. Mr. Symes joined FelCor in April 2002 as its Vice President and Assistant Controller and was promoted to Vice President and Controller in February 2007. Prior to joining FelCor, Mr. Symes was a senior manager in the Dallas operating office and the national Department of Professional Practice of KPMG. Mr. Symes graduated from Baylor University, where he received a Bachelor of Business Administration in Accounting. Mr. Symes is a Certified Public Accountant and is a board member and past-president of the Real Estate Financial Executives Association. Mr. Symes is not an executive officer of FelCor and has no family relationship with any director or executive officer of FelCor.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits.

Exhibit Number	Exhibit
99.1	Press Release dated April 2, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 2, 2012   FelCor Lodging Trust Incorporated

By: /s/Jonathan H. Yellen
       Jonathan H. Yellen
       Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Press Release dated April 2, 2012



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR PROMOTES JEFFREY D. SYMES AS SENIOR VICE PRESIDENT, CHIEF ACCOUNTING OFFICER AND CONTROLLER

IRVING, Texas, April 2, 2012 - FelCor Lodging Trust Incorporated (NYSE: FCH) today announced the promotion of Jeffrey D. Symes to Senior Vice President, Chief Accounting Officer and Controller.

Mr. Symes, age 46, joined FelCor in April 2002 as its Vice President and Assistant Controller and was promoted to Vice President and Controller in February 2007. Prior to joining FelCor, Mr. Symes was a senior manager in the Dallas operating office and KPMG's national Department of Professional Practice. Mr. Symes graduated from Baylor University with a Bachelor of Business Administration degree in Accounting. Mr. Symes is a certified public accountant and a board member and past-president of the Real Estate Financial Executives Association.

"Jeff has been an integral member of our team for the past 10 years, during which time he has taken on increasingly meaningful responsibilities. His technical expertise, combined with his deep understanding of our business and strategy, has proven invaluable time and again. This is a well deserved promotion, and I look forward to working with Jeff in the coming years," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

FelCor, a real estate investment trust, owns 76 primarily upper-upscale, full-service hotels that are located in major and resort markets throughout 22 states. FelCor partners with leading hotel companies to operate its diversified portfolio of hotels, which are flagged under globally recognized names such as, Doubletree®, Embassy Suites®, Fairmont®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin®, Holiday Inn®, and premier independent hotels in New York. Additional information can be found on the Company's Web site at www.felcor.com.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

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